Pinnacle Bancshares, Inc.
1811 Second Avenue t Jasper, Alabama 35502
Exhibit 16(a)(1)(xvii)
January 3, 2008
Stockholder Name
Stockholder Address
Stockholder City, State and ZIP
     Re: Extension of Odd Lot Tender Offer
Dear Stockholder Name:
     Pinnacle Bancshares, Inc. is extending its tender offer to purchase all shares of common stock held by persons holding 99 or fewer shares until 5:00 p.m., Central Time, on Friday, January 18, 2008. We are offering to purchase these “odd lot” shares for a purchase price of $16.25 per share in cash. We are also offering an additional payment of $50.00 as an incentive to each stockholder to accept our offer. Previously, you should have received a package which included an Offer to Purchase for Cash describing the terms and conditions of this tender offer.
     We have received a good response so far in connection with this tender offer. As of the close of business on January 3, 2008, 61 stockholders have tendered 1,659 shares. We have also received interest from eligible stockholders who have not yet tendered their shares pursuant to this offer. As a result, the Board elected to extend the offer until January 18, 2008 to allow these stockholders to participate. All stockholders who tender their shares in response to this offer, including those stockholders who tendered prior to the date of this letter, will receive their sale proceeds after the closing date of the tender offer.
     As a result of the extended closing date, and certain comments received from the SEC, we have filed an amended Schedule 13E-3 and Offer to Purchase for Cash further clarifying the terms of the tender offer and the considerations made with respect to this transaction. You can access this filing on the SEC’s website (www.sec.gov).
     If you have any questions regarding this odd lot tender offer or its extension, or if you would like additional copies of any documents or forms, please feel free to contact our Information Agent, Corporate Communications, Inc. at (615) 324-7311 (telephone) or (615) 254-3420 (facsimile), Attn: Gil Fuqua. We also continue to urge you to read the documents that you received related to this offer and give the matter your full consideration.
Sincerely,
/s/ Robert B. Nolen, Jr.
Robert B. Nolen, Jr.
President and Chief Executive Officer